FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: April 20, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release	April 20, 2006

YAMANA ANNOUNCES AGREEMENT TO REPAY ITS SENIOR SECURED NOTE FACILITY AND THE EARLY EXERCISE OF 5 MILLION WARRANTS FOR GROSS PROCEEDS OF C$21,875,000

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce that it has signed an agreement with Amulet Limited (“Amulet”), an investment fund advised by Amaranth Advisors (Canada) ULC, with respect to the early repayment of its US$100 million senior secured note facility. Interest is payable under the facility at 10.95% per annum although for a two year interest deferral period interest accrues at 12.45% per annum. Interest has been accruing on the loan at the higher rate during the deferral period since funds were first drawn. The loan matures and would otherwise be payable in full on April 28, 2011. Under the terms of the facility, the loan was not payable until maturity although Yamana had the option to prepay after three years.

Together with accrued interest and other fees, Yamana proposes to pay US$116.4 million on May 5, 2006, which is the date on which the repayment transaction is expected to close. As part of these arrangements, Amulet has also agreed to exercise the previously issued common share purchase warrants that it currently holds for total gross proceeds of C$21,875,000. These warrants were issued to Amulet as consideration relating to the initial provision of the senior secured note facility and would otherwise be exercisable into late 2009 and early 2010. Yamana will also issue 4,885,621 million new Yamana common share purchase warrants for the prepayment option and in relation to the early exercise of the existing warrants. The new warrants will have an exercise price of C$19.08 per share and a term of five years. Upon their exercise, Yamana would receive additional funds of C$93.2 million.

The transactions are conditional on regulatory approvals and on the closing of Yamana’s previously announced financing expected to occur no later than May 2, 2006.

Commenting on the transaction, Peter Marrone, the Company’s President and Chief Executive Officer, said “the early repayment of our debt is something that we have been considering for some time. We had built in the flexibility to pre-pay the debt after three years, but outgrew it more quickly than we had originally contemplated. With the prepayment of the facility, Yamana’s credit capacity is strengthened and we become much more flexible with respect to financing new opportunities. Further, the transaction is accretive to our net asset value. The debt served its purpose in helping us get Chapada’s construction underway in a timely manner but Yamana is now at a different stage and we are confident that we can achieve much more favourable borrowing terms on a go forward basis should the need arise.”

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in Brazil and Central America.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Company management plans to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

This release does not constitute an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent U.S. registration or an exception from U.S. registration requirements.

 For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Chuck Main Chief Financial Officer (416) 815-0220 E-mail: cmain@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of Yamana Gold Inc. Forward-looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the business of Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from acquisition transactions or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of Yamana filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s Annual Report on Form 40-F, filed with the United States Securities and Exchange Commission. Although management of Yamana has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Yamana does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.